

January 15, 2010

Room 4631

Paul Clayson
Acting Chief Financial Officer
nCoat, Inc.
7237 Pace Dr.
Whitsett, NC 27377

> **Re: nCoat, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 333-121660**

Dear Mr. Clayson:

We have reviewed your response letter dated January 4, 2010. As discussed in our letter dated December 18, 2009, your Form 10-K does not include audited financial statements, and your Forms 10-Q do not include reviewed financial statements. We reiterate that these filings are grossly deficient and do not meet your reporting requirements under the Exchange Act. We repeat our request that you promptly file an amendment to these filings to provide properly audited and reviewed financial statements. The auditors must be registered with the PCAOB and meet the qualifications outlined in Article 2 of Regulation S-X.

Sincerely,

Terence O'Brien
Accounting Branch Chief